SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 27 February 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

                *********************

Exhibit 1.1	Transaction in Own Shares announcement released on 5 February 2009
Exhibit 1.2	Director/PDMR Shareholding announcement released on 9 February 2009
Exhibit 1.3	Director/PDMR Shareholding announcement released on 11 February 2009
Exhibit 1.4	Director/PDMR Shareholding announcement released on 11 February 2009
Exhibit 1.5	Transaction in Own Shares announcement released on 12 February 2009
Exhibit 1.6	Director/PDMR Shareholding announcement released on 12 February 2009
Exhibit 1.7	Transaction in Own Shares announcement released on 16 February 2009
Exhibit 1.8	Director/PDMR Shareholding announcement released on 16 February 2009
Exhibit 1.9	Transaction in Own Shares announcement released on 19 February 2009
Exhibit 2.0	Director/PDMR Shareholding announcement released on 20 February 2009
Exhibit 2.1	Transaction in Own Shares announcement released on 26 February 2009
Exhibit 2.2	Directorate Change announcement released on 26 February 2009
Exhibit 2.3	Total Voting Rights announcement released on 27 February 2009

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

5 February
 2009

BP p.l.c. announces that on
4
February
 2009
 it transferred to participants in its employee share schemes
127,074
ordinary shares at pri
ce
s between
350.00
 pence and
500
.00
 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds

1,886,498,924
ordinary shares in Treasury, and has

 18,732,235,236
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c - Director/PDMR Shareholding
BP p.l.c - 09 February 2009

BP p.l.c. was
 informed
on

6 February 2009
 by
Computershare Plan Managers
that

Mr John Mogford (a person discharging managerial responsibility) received two awards of Restricted Share Units
under the BP Restricted Share Plan
equivalent to
6,391
 ordinary shares ea
ch, a total of
12,782
 shares.
Both awards will vest on
17 March 2011.

O
ne award
of
6,391

Restricted Share Units
 is subject to performance conditions and
represents
 the maximum number of shares that will vest
. The award pertains to
the performance period
200
8
-2010
. The actual number of shares that will vest will depend on the extent to which performance conditions
 have been satisfied over a t
hree
 year period ending
31 December 2010
.

This notice is given in fulfillment of the obligation under D
T
R3.1.
4
R.

Exhibit 1.3

BP p.l.c - Director/PDMR Shareholding
BP p.l.c - 11 February 2009
B
P p.l.c. was advised on
10 February
 2009
 by Computershare Plan Managers that on
10 February
 2009
the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £
5.115
 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward

64

shares
Mr I.C. Conn

64
 shares

Other
Persons Discharging Managerial Responsibilities

Mr R Bondy

64
 shares
Mrs V. Cox

64
 shares
Mr J. Mogford

64
 shares
Mr S. Westwell

67
 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 1.4

BP p.l.c - Director/PDMR/Shareholding
BP p.l.c - 11 February 2009

BP p.l.c. was
 informed
on

10 February
 200
9,
 by
Fidelity Stock Plan Services LLC
,

that
 on 5 February 2009

Mr H L McKay
 (
a
person discharging managerial responsibility
)

acquired

an interest in 5,010.093 BP ADSs
 (ISIN number
US0556221044
)
 equivalent to approximately 30,061 ordinary shares
,
 at US$
44.25
 per ADS
,
 as a result of
the vesting
 of performance shares awarded
 under the
BP

Medium Term Performance Plan
.

Following the vesting
, 1,351 ADSs, equivalent to approximately 8,106 ordinary shares, were sold at US$44.25 per ADS to meet the tax liability on the vesting of these ADSs
.

This notice is given in fulfillment of the obligation under D
T
R3.1.
4
R.

Exhibit 1.5

BP p.l.c - Transaction in Own Shares
BP p.l.c - 12 February 2009

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

12
 February
 2009

BP p.l.c. announces that on
11

February
 2009
 it transferred to participants in its employee share schemes
133,057

ordinary shares at pri
ce
s between
350.00
 pence and
500
.00
 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds

1,886,365,867

ordinary shares in Treasury, and has

 18,732,523,603

ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.     Tel: 020 7496 4632

Exhibit 1.6

BP p.l.c - Director/PDMR Shareholding
BP p.l.c - 12 February 2009

The Company announces that on
1
1
 February
 2009, performance share awards (the Award) were made to the following Executive Directors under the share element of the BP Executive Directors' Incentive Plan (the Plan).

Director

Max number of Ordinary Shares

                                                                   in the Company under Award

Dr A B Hayward                                                                               1,182,540
Mr I C Conn

          780,816

Mr A.G. Inglis

      780,816

Max number of ADSs under Award

Dr B E Grote

165
,
488

These shares pertain to the
200
9
-20
11 performance period. The number of shares/ADSs set out above is the maximum number which may vest under the Award. The actual number of shares/ADSs which vest will depend on the extent to which performance conditions have been satisfied over a three-year period ending 31 December 2011
.

These performance conditions
are consistent
 with the rules of the Plan, as described in the summary of the Plan set out in the Directors' Remuneration Report which is contained in
BP's Annual Report and Accounts
2008.
  In addition, each Director will be entitled to additional shares/ADSs representing the value of reinvested dividends on those shares/ADSs which vest.

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

1
6
 February
 2009

BP p.l.c. announces that on
1
3

February
 2009
 it transferred to participants in its employee share schemes
556,073

ordinary shares at
a price of

511.5
0
 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds

1,885,809,794
ordinary shares in Treasury, and has

18,733,167,804
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.8

BP p.l.c - Director/PDMR Shareholding
BP p.l.c - 16 February 2009

BP p.l.c. was
 informed
on 13 February 2009
, by the Trustee of the BP
E
mployee Share Ownership Trust
,
 of the completion of the following transactions.

T
he Company's Remuneration Committee
 determined the vesting of shares
of the company
previously awarded
 under
the
Executive Directors' Incentive Plan
 (EDIP)
 for the performance period 2006-2008
.

The following Directors of BP p.l.c. acquired the numbers of the Company's
O
rdinary shares
(
ISIN number GB0007980591)
or
ADS
s
 (ISIN number
US0556221044
)

shown opposite their names below on 6 February 2009 at £5.08 per share or US$45.13 per ADS
.
  On 6 February 2009 the
 Trustee of the BP Employee Share Ownership Trust purchased such shares or ADSs
to satisfy the vesting of these
share
awards
 and also sold an appropriate number of these shares to meet the tax applicable on vesting
.

Director	Total Shares/ADSs* Vested	Shares/ADSs* Retained After Tax
Dr A B Hayward	66,136 Ordinary Shares	39,020 Ordinary Shares
Mr I Conn	66,136 Ordinary Shares	39,020 Ordinary Shares
Dr B E Grote	13,372 ADS's	7,889 ADS's

* 1 ADS is equivalent to 6 O
rdinary Shares

BP p.l.c. was also notified
of
the vesting of shares under the
Medium Term Performance Plan for
the performance period 200
6
-200
8
.
T
he following Director of BP p.l.c.
and other senior executives (persons discharging managerial responsibilities)
acquired the numbers of the Company's shares shown opposite
their
 name
s
 below on
6

February 200
9
 at £5.08 per share
. The BP Employee Share Ownership trust purchased shares on 6 February 2009 to satisfy the vesting of these share awards net of tax.

Director	Total Shares V ested	Shares Retained After Tax
Mr A G Inglis	54,994	32,446

Person discharging managerial responsibility	Total Shares V ested	Shares Retained After Tax
Mrs V Cox	31,274	18,451
Mr J Mogford	34,609	20,419
Mr S Westwell	30,388	18,232

This notice is given in fulfillment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

1
9
 February
 2009

BP p.l.c. announces that on
1
8

February
 2009
 it transferred to participants in its employee share schemes
271,379

ordinary shares at pri
ce
s between
350.00
 pence and
500
.00
 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds

1,885,538,415
ordinary shares in Treasury, and has

18,733,518,287
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.0

BP p.l.c - Director/PDMR Shareholding
BP p.l.c - 20 February 2009

BP p.l.c. was notified
on 19
 February 2009, by Fidelity Stock Plan Services LLC,
of the vesting of shares under the Medium Term Performance Plan for the performance period 2006-2008.
Following the vesting of a total of 5,671.147 ADSs (ISIN number
US0556221044
) Ms S Bott
 (
a person
 discharging managerial responsibilities) acquired
3,632.
147 ADSs
 net of
tax,
on
18
 February 2009 at
US$44.25
 per share
.

This notice is given in fulfillment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

Exhibit 2.1

BP p.l.c - Transaction in Own Shares
BP p.l.c - 26 February 2009

BP p.l.c. announces that on 25 February 2009 it transferred to participants in its employee share schemes 147,776 ordinary shares at prices between 350.00 pence and  500.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds 1,885,390,639 ordinary shares in Treasury, and has 18,734,368,477 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.2

BP p.l.c - Directorate Change
BP p.l.c - 26 February 2009

The following notification is made in accordance with paragraph
9.6.13R
 of the FSA Listing Rules.

BP p.l.c. announces that
Robert Dudley
, who
has been
 appointed an
executive director of BP p.lc.
with effect from

6 April 2009
 (see RNS number 5272N released on 18 February 2009)
,
has
advised that he has no details to disclose in respect of p
aragraph
9.6.13R (
1
) to (
5
)
 of the Listing Rules.
In respect of paragraph 9.6.13R
(6)
of the Listing Rules, h
e
has
advised that
a
 disqualification order in Russia was made against
him
 by Decree of the

Presnenskiy

District Court of the City of Moscow on 14 August 2008. The Decree was quashed on appeal on 9 October 2008
 and
did not take
 effect
.

Exhibit 2.3

BP p.l.c - Total Voting Rights
BP p.l.c - 27 February 2009
Voting Rights and Capital -
Transparency Directive Disclosure

London 27
February
 2009

Pursuant to
Disclosure and
Transparency
Rule 5.6
:-

-
T
he issued share capital of BP p.l.c. comprised
18,734,220,701

ordinary shares

par value US$0.25 per share
,
excluding shares held in treasury and those bought back for cancellation
, and 12,706,
252 preference shares, p
a
r value £1 per share.
Both the ordinary shares and the preference shares have voting rights.
 Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

-
The total number of voting rights in BP p.l.c. is
18,
739,303,201
. This figure excludes (i)
1,
885,538,415
 ordinary shares which have been bought
 back and held in treasury by BP; and (ii)
112,803,287
 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meeting
s
.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interes
t in, or a
change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 March 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary